Filed pursuant to Rule 424(b)(3)
File No. 333-248546
File No. 333-248545
File No. 333-241569
File No. 333-230623
File No. 333-254650

TEUCRIUM CORN FUND
TEUCRIUM SUGAR FUND
TEUCRIUM SOYBEAN FUND
TEUCRIUM WHEAT FUND
TEUCRIUM AGRICULTURAL FUND

Supplement dated July 6, 2021
to
Prospectus dated May 1, 2021

This supplement updates the prospectuses of the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, Teucrium Wheat Fund, and Teucrium Agricultural Fund each dated May 1, 2021 (each, a “Fund”, and together, the “Funds”), with the following information. It should be read in its entirety and kept together with your prospectuses for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the applicable prospectus.

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Legal Matters. The Funds have updated the following matters under the headed “Legal Matters”.

Litigation and Claims

On December 9, 2020, Teucrium Trading, LLC (the “Sponsor”), the sponsor to Teucrium Commodity Trust, filed a Form 8-K (the “December 8-K”) providing information about certain legal proceedings, namely, Sal Gilbertie v. Dale Riker, et al., C.A. No. 2020-1018-AGB (Del. Ch.) (the “Gilbertie case”) and Dale Riker v. Sal Gilbertie, et al., No. 656794-2020 (N.Y. Sup. Ct.) (the “Riker case”). A summary about each of these legal proceedings is included below.

With respect to the Riker case, on April 22, 2021, the Supreme Court of the State of New York, New York County dismissed the case without prejudice to the case being refiled after the conclusion of the Gilbertie case in Delaware Chancery Court. See Dale Riker, et al. v. Teucrium Trading, LLC et al, Decision + Order on Motions, No. 6567943-2020 (N.Y. Sup. Ct) (Apr. 22, 2021).

On June 29, 2021, Dale Riker, individually and derivatively on behalf of the Sponsor, filed suit in the Court of Chancery of the State of Delaware against the Sponsor’s officers and certain of the Sponsor’s Class A Members. This complaint seeks much of the same relief sought in his New York case. Dale Riker v. Salvatore Gilbertie et al., C.A. No. 2021-0561-LWW.

Sal Gilbertie, et al. vs. Dale Riker and Barbara Riker: On November 30, 2020, certain Company officers and members, along with the Sponsor, filed a Verified Complaint in the Delaware Court of Chancery, C.A. No. 2020-1018-AGB, asserting various claims against Dale Riker, the Sponsor’s former Chief Executive Officer and Barbara Riker, the Sponsor’s former Chief Financial Officer and Chief Compliance Officer. Among other things, the Action responded to and addressed certain allegations that Mr. Riker had made in a draft complaint that he threatened to file (and subsequently did file) in New York Supreme Court (see below discussion of that New York action). Through this Action, as amended through an Amended Verified Complaint filed on February 18, 2021, the plaintiffs assert claims for a declaration concerning the effects of the final order and judgment in an earlier books and records action; for a declaration concerning Mr. Riker’s allegation that Mr. Gilbertie had entered into an agreement to purchase Mr. Riker’s equity in the Company; for an order compelling the return of property from Mr. Riker; for a declaration concerning Mr. Riker’s allegations that the Sponsor and certain of the plaintiffs had improperly removed him as an officer and caused purportedly false financial information to be published; for breach of Ms. Riker’s separation agreement with the Sponsor; for tortious interference by Mr. Riker with Ms. Riker’s separation agreement; for a declaration concerning the releases that had been provided to Ms. Riker through her separation agreement; for breach of the Sponsor’s Operating Agreement by Mr. Riker; and for breach of fiduciary duty by Mr. Riker.

Dale Riker vs. Sal Gilbertie, et al.: On November 24, 2020, Mr. Riker, through counsel, threatened to file an action in New York Supreme Court against Mr. Gilbertie, Ms. Mullen-Rusin, Mr. Kahler, and Mr. Miller, providing a copy of the draft complaint that he threatened to file. On December 7, 2020, Mr. Riker filed a version of his threatened complaint in the New York Supreme Court, New York County, Index No. 656794/2020, asserting both direct claims on his own behalf and derivative claims on behalf of the Sponsor (the “Riker v. Gilbertie Action”). Through the Riker v. Gilbertie Action, Mr. Riker asserted derivative claims for breach of fiduciary duty against Mr. Gilbertie, Mr. Kahler, Ms. Mullen-Rusin, and Mr. Miller; a direct claim for defamation against Messrs. Miller and Gilbertie; a direct claim against Messrs. Miller and Gilbertie seeking a declaration concerning the validity of actions taken by Company Class A members; a direct claim for breach of the implied covenant of good faith and fair dealing against Messrs. Miller and Gilbertie; a direct claim against Mr. Gilbertie seeking specific performance of an alleged agreement for Mr. Gilbertie to purchase Mr. Riker’s equity in the Sponsor; a derivative claim against Mr. Gilbertie, Mr. Kahler, and Ms. Mullen-Rusin for unjust enrichment; and a direct claim against Mr. Gilbertie, Mr. Miller, and Ms. Mullen-Rusin for an equitable accounting. The complaint did not seek any damages against the Sponsor. With respect to this case, on April 22, 2021, the Supreme Court of the State of New York, New York County dismissed the case without prejudice to the case being refiled after the conclusion of the Gilbertie case in Delaware Chancery Court as discussed above.

On June 29, 2021, Mr. Riker, individually and derivatively on behalf of the Sponsor, filed a new action in the Court of Chancery of the State of Delaware against the Sponsor’s officers and certain of the Sponsor’s Class A Members. Through this Delaware action, Mr. Riker asserts the same claims above with the exception of the removal of the direct claim for defamation against Messrs. Miller and Gilbertie, the addition of a direct claim for breach of the Operating Agreement against Messrs. Miller and Gilbertie, the removal of the claim against Mr. Gilbertie, Mr. Miller, and Ms. Mullen-Rusin for an equitable accounting, and the addition of a derivative claim of unjust enrichment against Mr. Gilbertie, Mr. Miller, Mr. Kahler and Ms. Mullen-Rusin. The complaint seeks repayment of legal fees to the Sponsor related to the Gilbertie v. Riker et al. case.

The Sponsor intends to pursue its claims and defend vigorously against Mr. Riker’s claims in Delaware.

Except as described above, within the past 10 years of the date of this prospectus, there have been no material administrative, civil or criminal actions against the Sponsor, the Trust or the Fund, or any principal or affiliate of any of them.  This includes any actions pending, on appeal, concluded, threatened, or otherwise known to them.

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